UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number: 001-35132

Box Ships Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached hereto as Exhibit 1 is a copy of the press release, dated March 11, 2014, of Box Ships Inc. (the "Company"), announcing the Company's financial results for the fourth quarter and year ended December 31, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Box Ships Inc.

Dated: March 12, 2014	By:	/s/ Michael Bodouroglou
Name: Michael Bodouroglou
Title: Chief Executive Officer

EXHIBIT 1

BOX SHIPS INC. REPORTS FINANCIAL RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2013

ATHENS, Greece, March 11, 2014 – Box Ships Inc. (NYSE: TEU) (the "Company"), a global shipping company specializing in the seaborne transportation of containers, announced today its results for the fourth quarter and year ended December 31, 2013.

	Three Months Ended December 31,		Year Ended December 31,
Financial Highlights (Expressed in thousands of U.S. Dollars, except per share data)	2012	2013	2012	2013
Time charter revenues	$18,055	$17,249	$67,317	$71,305
Amortization of above/below market time charters	1,327	1,312	3,649	5,347
Time charter revenues, adjusted1	$19,382	$18,561	$70,966	$76,652

EBITDA2	$9,250	$8,808	$36,677	$38,739
Adjusted EBITDA2	$11,228	$10,952	$42,087	$47,209

Net Income	$2,874	$3,016	$13,176	$15,308
Adjusted Net Income2	$4,852	$5,160	$18,586	$23,778

Earnings per common share (EPS), basic	$0.12	$0.10	$0.56	$0.47
Earnings per common share (EPS), diluted	$0.11	$0.10	$0.54	$0.46
Adjusted Earnings per common share, basic2	$0.21	$0.19	$0.95	$0.91
Adjusted Earnings per common share, diluted2	$0.19	$0.19	$0.89	$0.84

1 Time charter revenues, adjusted, is not a recognized measurement under generally accepted accounting principles in the United States of America ("U.S. GAAP" or "GAAP"). We believe that the presentation of Time charter revenues, adjusted is useful to investors because it presents the charter revenues recognized in the relevant period based on the contracted charter rates, excluding the amortization of above/below market time charters attached to vessels acquired. Please refer to the definition and reconciliation of this measurement to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP at the back of this release.

2 EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings per common share ("Adjusted EPS") are not recognized measurements under GAAP. Please refer to the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP at the back of this release.

Mr. Michael Bodouroglou, Chairman, President and Chief Executive Officer of Box Ships Inc., commented:

"The fourth quarter of 2013 was a challenging one, despite being our eleventh consecutive profitable quarter as a public company. The containership market continues to be pressured by the extended weakness in Europe and the United States, and charter rates have continued to decline during the fourth quarter. The Box Queen, formerly known as the Maersk Diadema, was redelivered to us upon expiration of its time charter with Maersk and was subsequently rechartered to MSC at a rate that was $21,900 per day less than its previous employment. The CMA CGM Kingfish and CMA CGM Marlin have both extended their charters with CMA CGM for a period of four to seven months at a rate which is $16,000 per day less than their previous employment. This continued decline in rates, coupled with the fact that we have another vessel employed at a charter rate well above the current market levels expiring in 2014, has caused the Board of Directors to refrain from paying a common stock dividend with respect to the fourth quarter of 2013 in an effort to maintain our liquidity and ensure the sustainability of the Company going forward. The Board of Directors will continue to evaluate the market conditions at regular intervals to consider a potential reinstatement of the common stock dividend when the market recovers, as we remain committed to our policy of paying out excess free cash flow in the form of dividends."

Results of Operations

Three months ended December 31, 2013 compared to three months ended December 31, 2012

During the fourth quarter of 2013, we operated an average of 9 vessels. Our Net Income and Adjusted Net Income during the fourth quarter of 2013 was $3.0 million and $5.2 million, respectively, resulting in basic earnings per share of $0.10 and basic adjusted earnings per share of $0.19. EBITDA and Adjusted EBITDA for the fourth quarter of 2013 was $8.8 million and $11.0 million, respectively.

During the fourth quarter of 2012, we operated an average of 9 vessels. Our Net Income and Adjusted Net Income during the fourth quarter of 2012 was $2.9 million and $4.9 million, respectively, resulting in basic earnings per share of $0.12 and basic adjusted earnings per share of $0.21. EBITDA and Adjusted EBITDA for the fourth quarter of 2012 was $9.2 million and $11.2 million, respectively.

Net revenues

Net revenues represent charter hire earned, net of commissions. During the fourth quarter of 2013 and 2012, our vessels operated a total of 797 and 801 days, respectively, out of a total of 828 calendar days in both periods. Currently, all vessels in our fleet are employed under fixed rate time charters. Following the extension of charters for the Box Voyager, CMA CGM Kingfish and CMA CGM Marlin, discussed below, we have an average weighted remaining charter duration of 12 months (weighted by aggregate contracted charter hire). The Company reported net revenues for the fourth quarter of 2013 of $16.9 million, which represented a decrease of 4.5% compared to net revenue for the fourth quarter of 2012 of $17.7 million, mainly due to 31 idle days of the Box Queen in the fourth quarter of 2013. Our net revenues are also net of the amortization of above/below market time charters, which decreased our revenues and net income for the fourth quarter of 2013 and 2012 by $1.3 million for both periods, or $0.05 and $0.07 per common share, respectively. Our average time charter equivalent rate, or TCE rate, for the fourth quarter of 2013 was $20,591 per vessel per day, which was 3.2% below our TCE rate of $21,276 per vessel per day during the fourth quarter of 2012, due to the redelivery of the Box Queen on November 30, 2013 from the charterers, which was partially offset by the higher rate achieved on the charter extension of the Box Trader in the fourth quarter of 2013 and the higher voyage expenses incurred during the fourth quarter of 2012. Our adjusted TCE rate was $22,237 per vessel per day in the fourth quarter of 2013, 3.0% lower than our adjusted TCE of $22,933 for the fourth quarter of 2012, for the same reasons outlined above. TCE rate is not a recognized measurement under GAAP. Please see the table at the back of this release for a reconciliation of TCE rates to time charter revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses

Voyage expenses for the fourth quarter of 2013 and 2012 amounted to $0.5 million and $0.6 million, respectively, and mainly relate to war risk insurance costs and bunkers consumed during the periods that vessels were in between employment. Voyage expenses for the fourth quarter of 2013 include approximately $0.1 million, relating to war risk insurance costs and $0.2 million, relating to bunkers consumed by the Box Queen during the period the vessel was unemployed. Voyage expenses for the fourth quarter of 2012 include approximately $0.4 million, relating to war risk insurance costs and $0.1 million, relating to bunkers consumed by the Box Trader and the Box Voyager during the periods the vessels were unemployed.

Vessels operating expenses

Vessels operating expenses comprise crew wages and related costs, insurance and vessel registry costs, repairs and maintenance expenses (excluding dry-docking expenses), the cost of spares and consumable stores, regulatory fees, non-cash amortization of other intangible assets and other miscellaneous expenses. The amortization of other intangible assets for each of the fourth quarters of 2013 and 2012 amounted to $0.3 million. During the fourth quarter of 2013, vessels operating expenses including the amortization of other intangible assets amounted to $4.7 million, or $4.4 million on an adjusted basis to exclude the amortization of other intangible assets, compared to $4.9 million, or $4.6 million on an adjusted basis, during the fourth quarter of 2012. On average, our vessels' operating expenses for the fourth quarter of 2013 decreased to $5,622 per vessel per day, or $5,300 per vessel per day on an adjusted basis, compared to $5,874 per vessel per day, or $5,552 per vessel per day on an adjusted basis, in the fourth quarter of 2012, an improvement of approximately 4.5% period over period on a cash basis after adjusting for non-cash items.

Management fees charged by a related party

Management fees charged by Allseas Marine S.A (our "Manager" or "Allseas") for the fourth quarters of 2013 and 2012 were $0.7 million, or $871 (€643.77) per vessel per day, and $822 (€634.88) per vessel per day, for the fourth quarter of 2013 and 2012, respectively. Management fees charged by a related party represent fees for management and technical services in accordance with our management agreements and are adjusted annually in accordance with the official Eurozone inflation rate. This fee is charged on a daily basis per vessel and is affected by the number of vessels in our fleet, the number of calendar days during the period, the official Eurozone inflation rate and the U.S. Dollar/Euro exchange rate at the beginning of each month.

Depreciation

Depreciation for our fleet for the fourth quarters of 2013 and 2012 was $3.8 million and $4.2 million, respectively. Effective January 1, 2013, the Company revised its scrap rate estimate prospectively from $150 to $300 per lightweight ton. The change in accounting estimate does not have a retrospective effect in the financial statements previously reported. The effect of this change was to decrease depreciation expense and to increase net income by approximately $0.3 million, or $0.01 per basic common share, for the three months ended December 31, 2013.

General and administrative expenses

General and administrative ("G&A") expenses for the fourth quarters of 2013 and 2012 were $2.7 million and $2.2 million, or $3,303 and $2,610 per vessel per day, respectively. The increase in G&A expenses period over period was primarily due to increased executive services fees paid to our Manager and increased share-based compensation expense. During the fourth quarter of 2013 and 2012, expenses related to the provision of our executive services by our Manager and incentive compensation amounted to $1.4 million and $1.2 million, respectively, and share-based compensation amounted to $0.6 million and $0.4 million, respectively.

Insurance claims recoveries

Insurance claims recoveries amounted to $0.5 million for the fourth quarter of 2013 (2012: Nil), relating to the settlement of a hull and machinery claim for the Box Voyager, incurred in 2012.

Interest and finance costs

Interest and finance costs amounted to $2.0 million and $2.2 million for the fourth quarters of 2013 and 2012, respectively. This decrease in interest and finance costs is due to the decrease in our average borrowings outstanding period over period.

UNAUDITED CONSOLIDATED CONDENSED CASH FLOW INFORMATION
(Expressed in thousands of U.S. Dollars)
	Year Ended December 31,
	2012	2013
Net cash from Operating Activities	$32,532	$38,197
Net cash used in Investing Activities	(62,421)	-
Net cash from / (used in) Financing Activities	29,880	(30,827)
Net (decrease) / increase in cash and cash equivalents	$(9)	$7,370

Net cash from Operating Activities

Net cash from Operating Activities for the year ended December 31, 2013 was $38.2 million. Our vessels generated positive cash flows from revenues, net of commissions, of $75.2 million, while we paid $37.0 million for expenses, of which $7.0 million relates to the payment of interest on our bank loans and on our related party loan with Paragon Shipping Inc. ("Paragon Shipping").

Net cash from Operating Activities for the year ended December 31, 2012 was $32.5 million. Our vessels generated positive cash flows from revenues, net of commissions, of $69.4 million, while we paid $36.9 million for expenses, of which $7.2 million relates to the payment of interest on our bank loans and on our related party loan with Paragon Shipping.

Net cash used in Investing Activities

For the year ended December 31, 2013, there was no cash used in investing activities. Net cash used in Investing Activities for the year ended December 31, 2012, was $62.4 million, relating to the acquisition of OOCL Hong Kong and OOCL China, including attached intangibles.

Net cash from / (used in) Financing Activities

Net cash used in Financing Activities for the year ended December 31, 2013, was $30.8 million. On March 18, 2013, we completed the public offering and issuance of 4,000,000 of our common shares, resulting in net proceeds of $19.9 million, net of underwriting discounts, commissions and other offering expenses paid by us of $1.1 million in aggregate. In July, October and November 2013, we completed the public offering and issuance of an aggregate of 916,333 shares of our 9.00% Series C Cumulative Redeemable Perpetual Preferred Shares (the "Series C Preferred Shares"), resulting in net proceeds of $20.5 million, net of underwriting discounts, commissions and other offering expenses paid by us of $1.5 million in aggregate. $19.7 million out of the net proceeds from the Series C Preferred Shares offering and our cash reserves were used to redeem and retire all of our outstanding Series B-1 Preferred Shares. During the year ended December 31, 2013, we repaid $36.7 million of our debt, including our related party loan with Paragon Shipping, paid financing costs of $0.2 million and paid dividends to our preferred and common shareholders of $1.7 million and $12.9 million, in aggregate, respectively.

Net cash from Financing Activities for the year ended December 31, 2012, was $29.9 million. Included in the $29.9 million are the proceeds from the issuance of 1,333,333 units, each unit consisting of one 9.75% Series B Cumulative Redeemable Perpetual Preferred Share (the "Series B Preferred Shares") and one warrant to purchase one of our common shares, which amounted to $38.4 million in aggregate, net of related costs of $0.1 million, together with the drawdown of $24.7 million under a secured loan agreement, net of financing fees of $0.3 million, which were used to finance the acquisition of OOCL Hong Kong and OOCL China. On July 18, 2012, we completed the public offering and issuance of 4,285,715 of our common shares, resulting in net proceeds of $28.0 million, net of underwriting discounts, commissions and other offering costs of $2.0 million in the aggregate. We used a portion of the net proceeds of the public offering to redeem 692,641 of the Series B Preferred Shares at a price equal to the liquidation preference of $30.00 per share, or $20.8 million in the aggregate. During the year ended December 31, 2012, we repaid $19.9 million of our debt and paid dividends to our preferred and common shareholders of $0.7 million and $19.8 million, respectively.

Liquidity:

As of December 31, 2013, our cash and restricted cash (current and non-current) amounted to $24.5 million in aggregate, of which $10.0 million is considered restricted for minimum liquidity purposes under our loan agreements. As of December 31, 2013, we had total outstanding indebtedness of $179.6 million, of which $22.7 million is scheduled to be repaid in the forthcoming 12-month period, of which $5.7 million has already been repaid as of the date of this release. Furthermore, as of December 31, 2013, we were in compliance with all of the covenants contained in our loan agreements, as amended to give effect to the waivers we were granted during the second and third quarter of 2013. As of December 31, 2013, had the waivers not been granted, the Company would not have been in compliance with certain of its financial covenants and security cover ratios contained in the loan agreements. The waivers are due to expire during 2014, commencing on January 1, 2014, and in accordance with U.S. GAAP, unless the waivers are extended for a period of more than one year after the balance sheet date or the loans are refinanced prior to the issuance of the consolidated financial statements, our total debt is required to be presented as current even though the Company was in compliance as of December 31, 2013. In addition, we have no borrowing capacity under our existing loan facilities and no capital commitments. We anticipate that our current financial resources, together with cash generated from operations will be sufficient to fund the operations of our current fleet, including our working capital requirements, for the next 12 months, assuming that the debt will not be accelerated by our lenders.

Dividends:

Our Board of Directors has determined that in an effort to maintain our liquidity and help ensure the sustainability of the Company going forward, we will not pay a common stock dividend with respect to the fourth quarter of 2013. The Board of Directors will continue to evaluate the market conditions at regular intervals to consider a potential reinstatement of the dividend when the market recovers, as we remain committed to our policy of paying out excess free cash flow in the form of dividends.

On January 2, 2014, we paid our second dividend of $0.5 million with respect to our Series C Preferred Shares, for the period from October 1, 2013 through December 31, 2013. As of December 31, 2013, 916,333 Series C Preferred Shares were outstanding.

Dividends on our Series C Preferred Shares accrue cumulatively at a rate of 9.00% per annum per $25.00 stated liquidation preference per Series C Preferred Share and are payable, when, as and if declared by the Board of Directors, on January 1, April 1, July 1 and October 1 of each year. Our ability to pay dividends will be subject, among other things, to the restrictions in our loan agreements, the provisions of Marshall Islands law and other factors to be considered by our Board of Directors.

Chartering Update and Strategy:

In January 2014, the Box Queen entered into a time charter with Mediterranean Shipping Company ("MSC"), for a period of 8 to 10 months, at a gross daily charter rate of $6,100.

In February 2014, the Box Voyager extended its time charter with Chenglie Navigation Co. ("CNC"), for an additional period of 6 to 8 months, commencing on March 13, 2014, at a gross daily charter rate of $7,350.

In February 2014, each of the CMA CGM Kingfish and the CMA CGM Marlin extended their time charters with CMA CGM, for an additional period of 4 to 7 months, commencing on March 15, 2014 and March 20, 2014, respectively, each at a gross daily charter rate of $7,000.

Pursuant to our chartering strategy, we focus on containerships with carrying capacities ranging from 1,700 TEU to 7,000 TEU employed on short- to medium-term time charters of one to five years with staggered maturities, which provide us with the benefit of stable cash flows from a diversified portfolio of charterers, while preserving the flexibility to capitalize on potentially rising rates when the current time charters expire. We may also, under certain circumstances, opportunistically enter our vessels into shorter-term charters or our vessels may operate on the spot market. Based on the earliest redelivery dates, and following the extensions of charters discussed above, the Company has secured under such contracts 61% and 20% of its fleet capacity for the remainder of 2014 and 2015, respectively. For future updates on the employment of our vessels, please visit the employment section of our website at www.box-ships.com/fleet-employment.php. The information contained on the Company's website does not constitute part of this press release.

Fleet List:

The following table provides additional information about our fleet as of March 11, 2014.

Vessel	Year Built	TEU	Charterer	Daily Gross Charter Rate (1)	Charter Expiration (2)	Notes
Box Voyager	2010	3,426	CNC	$6,850	March 2014	3
				$7,350	September 2014
Box Trader	2010	3,426	Hapag Lloyd	$8,000	March 2014	4
CMA CGM Kingfish	2007	5,095	CMA CGM	$23,000	March 2014	5
				$7,000	July 2014
CMA CGM Marlin	2007	5,095	CMA CGM	$23,000	March 2014	5
				$7,000	July 2014
Box Queen (ex Maersk Diadema)	2006	4,546	MSC	$6,100	September 2014	6
Maule	2010	6,589	CSAV Valparaiso	$38,000	April 2016	7
MSC Emma	2004	5,060	MSC	$28,500	July 2014	8
OOCL Hong Kong	1995	5,344	OOCL	$26,800	May 2015	8
OOCL China	1996	5,344	OOCL	$26,800	June 2015	8
Total		43,925

Notes:

1)
Daily gross charter rates do not reflect commissions payable by us to third party chartering brokers and our Manager, totaling 5.00% for Box Queen, 4.75% for Box Voyager, CMA CGM Kingfish and CMA CGM Marlin (in relation to the extensions of their charters), 1.25% for each of OOCL Hong Kong and OOCL China, and 2.5% for each of the other vessels in our fleet, including, in each case, 1.25% to Allseas.

2)	Based on the earliest redelivery date.
3)	The employment is extended for a period of six to eight months, commencing in March 2014.
4)	The employment is for a period of five to seven months and commenced in October 2013.
5)	The employment is extended for a period of four to seven months, commencing in March 2014.
6)	The employment is for a period of eight to 10 months and commenced in January 2014.
7)
The charterer has the option to increase or decrease the term of the charter by 30 days. The charterer also has the option to purchase the vessel upon expiration of the charter, provided that the option is exercised at least six months prior to the expiration of the term of the charter, for a purchase price of $57.0 million, less a 0.5% purchase commission payable to parties unaffiliated to us.

Conference Call and Webcast details:

The Company's management will host a conference call to discuss its fourth quarter and year ended December 31, 2013 results on March 12, 2014 at 9:00 am ET.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1-877-300-8521 (USA) or +1-412-317-6026 (international).

A replay of the conference call will be available for seven days and can be accessed by dialing +1-877-870-5176 (domestic) and +1-858-384-5517 (international) and using passcode 10042562.

There will also be a simultaneous live webcast over the Internet, through the Company's website (www.box-ships.com). Participants in the live webcast should register on the website approximately 15 minutes prior to the start of the webcast.

About Box Ships Inc.:

Box Ships Inc. is an Athens, Greece-based international shipping company specializing in the transportation of containers. The Company's current fleet consists of nine containerships with a total carrying capacity of 43,925 TEU and a TEU weighted average age of 9.1 years. The Company's common shares and Series C Preferred Shares trade on the New York Stock Exchange under the symbols "TEU" and "TEUPRC", respectively.

Cautionary Statement Regarding Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for container shipping capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts: Box Ships Inc. Robert Perri, CFA Chief Financial Officer Tel. +30 (210) 8914600 E-mail: ir@box-ships.com
Investor Relations / Media Allen & Caron Inc. Michael Mason (Investors) Tel. +1 (212) 691-8087 E-mail: michaelm@allencaron.com Len Hall (Media) Tel. +1 (949) 474-4300 E-mail: len@allencaron.com

- Tables Follow –

	Three Months Ended December 31,		Year Ended December 31,
SUMMARY FLEET INFORMATION	2012	2013	2012	2013
FLEET DATA
Average number of vessels (1)	9.00	9.00	8.01	9.00
Calendar days for fleet (2)	828	828	2,932	3,285
Less:
Scheduled off-hire	-	-	44	19
Unscheduled off-hire	27	31	154	44
Operating days for fleet (3)	801	797	2,734	3,222
Fleet utilization (4)	96.7%	96.3%	93.2%	98.1%
AVERAGE DAILY RESULTS (Expressed in United States Dollars)
Time charter equivalent (5)	$21,276	$20,591	$23,177	$20,890
Vessel operating expenses (6)	$5,874	$5,622	$5,555	$5,478
Management fees charged by a related party (7)	$822	$871	$808	$847
General and administrative expenses (8)	$2,610	$3,303	$2,019	$2,215
Total vessel operating expenses (9)	$9,306	$9,796	$8,382	$8,540

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)	Calendar days are the total days we possessed the vessels in our fleet for the relevant period.
(3)
Operating days for the fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days for scheduled dry-dockings or special or intermediate surveys and unscheduled off-hire days associated with repairs and other operational matters. Any idle days relating to the days a vessel remains unemployed are included in unscheduled off-hire days.

(4)	Fleet utilization is the percentage of time that our vessels were able to generate revenues and is determined by dividing operating days by fleet calendar days for the relevant period.
(5)
Time charter equivalent ("TCE"), is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is determined by dividing time charter revenues, net of commissions and voyage expenses by operating days for the relevant time period. Voyage expenses primarily consist of extra war risk insurance, port, canal, fuel costs and other crew costs reimbursable by the charterers that are unique to a particular voyage and bunkers consumed during the periods that vessels are in between employment. TCE is a non-GAAP standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, other than extra war risk insurance, maintenance, repairs and amortization of intangibles, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7)	Daily management fees are calculated by dividing management fees charged by a related party by fleet calendar days for the relevant time period.
(8)	Daily general and administrative expenses are calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.
(9)
Total vessel operating expenses ("TVOE") are a measurement of our total expenses, excluding dry-docking expenses, associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

	Three Months Ended December 31,		Year Ended December 31,
Time Charter Equivalent Reconciliation (Expressed in thousands of U.S. Dollars, except days and daily results)	2012	2013	2012	2013
Time Charter Revenues	$18,055	$17,249	$67,317	$71,305
Commissions	(367)	(358)	(1,429)	(1,469)
Voyage Expenses	(645)	(480)	(2,523)	(2,528)
Total Revenue, net of voyage expenses	$17,043	$16,411	$63,365	$67,308
Plus: Amortization of above/below market time charters	1,327	1,312	3,649	5,347
Total Revenue, net of voyage expenses, adjusted	$18,370	$17,723	$67,014	$72,655
Total operating days	801	797	2,734	3,222
Time Charter Equivalent	$21,276	$20,591	$23,177	$20,890
Time Charter Equivalent, adjusted(10)	$22,933	$22,237	$24,512	$22,550

(10)
Time charter equivalent, adjusted ("TCE adjusted"), is a non-GAAP measure and is determined by dividing time charter revenues, net of commissions, voyage expenses and amortization of above/below market time charters attached to the vessels acquired, by operating days for the relevant time period. Voyage expenses primarily consist of extra war risk insurance, port, canal, fuel costs and other crew costs reimbursable by the charterers that are unique to a particular voyage. We believe that the presentation of TCE adjusted is useful to investors because it presents the TCE earned in the relevant period based on the contracted charter rates, excluding the amortization of above/below market time charters attached to the vessels acquired. The Company's definition of TCE adjusted may not be the same as that used by other companies in the shipping or other industries.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP measures

Net Income / Adjusted Net Income(1)	Three Months Ended December 31,		Year Ended December 31,
(Expressed in thousands of U.S. Dollars)	2012	2013	2012	2013
Net Income	$2,874	$3,016	$13,176	$15,308
Plus: Amortization of intangibles	1,594	1,578	4,185	6,403
Plus: Share-based compensation	384	566	1,225	2,067
Adjusted Net Income	$4,852	$5,160	$18,586	$23,778

EBITDA / Adjusted EBITDA(1)
Net income	$2,874	$3,016	$13,176	$15,308
Plus: Net Interest expense	2,211	1,977	8,474	8,295
Plus: Depreciation	4,165	3,815	15,027	15,136
EBITDA	$9,250	$8,808	$36,677	$38,739
Plus: Amortization of intangibles	1,594	1,578	4,185	6,403
Plus: Share-based compensation	384	566	1,225	2,067
Adjusted EBITDA	$11,228	$10,952	$42,087	$47,209

Earnings per Common Share	Three Months Ended December 31,		Year Ended December 31,
(Expressed in thousands of U.S. Dollars, except share and per share data)	2012	2013	2012	2013
Net income	$2,874	$3,016	$13,176	$15,308
Less: Dividends to Series B-1 Preferred Shares	(468)	-	(1,238)	(1,077)
Less: Dividends to Series C Preferred Shares	-	(515)	-	(735)
Less: Redemption of Series B-1 Preferred Shares	-	-	(1,763)	(2,063)
Less: Net income attributable to non-vested share awards	(53)	(67)	(190)	(271)
Net income available to common shareholders	$2,353	$2,434	$9,985	$11,162

Weighted average number of common shares, basic	20,322,504	24,433,067	17,980,980	23,587,529

Earnings per common share, basic	$0.12	$0.10	$0.56	$0.47

Net income	$2,874	$3,016	$13,176	$15,308
Less: Dividends to Series B-1 Preferred Shares	(468)	-	(1,238)	(1,077)
Less: Dividends to Series C Preferred Shares	-	(515)	-	(735)
Less: Redemption of Series B-1 Preferred Shares	-	-	(1,763)	(2,063)
Less: Net income attributable to non-vested share awards	-	(67)	-	(271)
Plus: Dividends to Series B-1 Preferred Shares, if converted to common shares	468	-	864	1,077
Net income available to common shareholders	$2,874	$2,434	$11,039	$12,239

Weighted average number of common shares, diluted	25,648,582	24,433,067	20,396,633	26,720,680

Earnings per common share, diluted	$0.11	$0.10	$0.54	$0.46

Adjusted Earnings per Common Share(1)	Three Months Ended December 31,		Year Ended December 31,
(Expressed in thousands of U.S. Dollars, except share and per share data)	2012	2013	2012	2013
Adjusted Net income	$4,852	$5,160	$18,586	$23,778
Less: Dividends to Series B-1 Preferred Shares	(468)	-	(1,238)	(1,077)
Less: Dividends to Series C Preferred Shares	-	(515)	-	(735)
Less: Adjusted Net income attributable to non-vested share awards	(96)	(124)	(324)	(521)
Adjusted Net income available to common shareholders	$4,288	$4,521	$17,024	$21,445

Weighted average number of common shares, basic	20,322,504	24,433,067	17,980,980	23,587,529

Adjusted Earnings per common share, basic	$0.21	$0.19	$0.95	$0.91

Adjusted Net income	$4,852	$5,160	$18,586	$23,778
Less: Dividends to Series B-1 Preferred Shares	(468)	-	(1,238)	(1,077)
Less: Dividends to Series C Preferred Shares	-	(515)	-	(735)
Less: Adjusted Net income attributable to non-vested share awards	-	(124)	-	(521)
Plus: Dividends to Series B-1 Preferred Shares, if converted to common shares	468	-	864	1,077
Adjusted Net income available to common shareholders	$4,852	$4,521	$18,212	$22,522

Weighted average number of common shares, diluted	25,648,582	24,433,067	20,396,633	26,720,680

Adjusted Earnings per common share, diluted	$0.19	$0.19	$0.89	$0.84

(1)
The Company considers EBITDA to represent net income plus net interest expense and depreciation and amortization. The Company's management uses EBITDA as a performance measure. The Company believes that EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs. The Company excluded non-cash items in relation to the amortization of intangibles and share-based compensation to derive to Adjusted EBITDA because the Company believes that these adjustments provide additional information on the fleet operational results which may be useful to investors.

The Company excluded non-cash items in relation to the amortization of intangibles and share-based compensation from net income to derive to Adjusted Net Income and Adjusted EPS. The impact of the redemption of preferred shares has been excluded from Adjusted Net Income available to common shareholders for the calculation of Adjusted EPS due to the one-time nature of this redemption. The Company believes that Adjusted Net Income and Adjusted EPS provide additional information on the fleet operational results which may be useful to investors.

EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are items not recognized by U.S. GAAP and should not be considered as an alternative to net income, operating income, earnings per share or any other indicator of a Company's operating performance required by U.S. GAAP. The Company's definition of EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS may not be the same as that used by other companies in the shipping or other industries.

BOX SHIPS INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in thousands of U.S. Dollars, except per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2012	2013	2012	2013

REVENUES:
Time charter revenues (1)	18,055	17,249	67,317	71,305
Commissions	(367)	(358)	(1,429)	(1,469)
Net Revenues	17,688	16,891	65,888	69,836

EXPENSES / (INCOME):
Voyage expenses	645	480	2,523	2,528
Vessels operating expenses (2)	4,864	4,655	16,287	17,995
Dry-docking expenses	56	-	2,062	1,010
Management fees charged by a related party	681	721	2,370	2,783
Depreciation	4,165	3,815	15,027	15,136
General and administrative expenses (3)	2,161	2,735	5,921	7,276
Insurance claims recoveries	-	(523)	-	(523)
Operating income	5,116	5,008	21,698	23,631

OTHER INCOME (EXPENSES):
Interest and finance costs	(2,213)	(1,977)	(8,490)	(8,299)
Interest income	2	-	16	4
Foreign currency loss, net	(31)	(15)	(48)	(28)
Total other expenses, net	(2,242)	(1,992)	(8,522)	(8,323)

NET INCOME	2,874	3,016	13,176	15,308

Other Comprehensive Income / (Loss)
Unrealized gain / (loss) on cash flow hedges	106	6	(652)	568
Total Other Comprehensive Income / (Loss)	106	6	(652)	568

COMPREHENSIVE INCOME	2,980	3,022	12,524	15,876

Earnings per common share, basic	$0.12	$0.10	$0.56	$0.47
Earnings per common share, diluted	$0.11	$0.10	$0.54	$0.46

Footnotes:

(1)
includes amortization of below and above market acquired time charters of $1,327 and $1,312 for the three months ended December 31, 2012 and 2013, respectively, and $3,649 and $5,347 for the year ended December 31, 2012 and 2013, respectively

(2)
includes amortization of other intangible assets of $266 and $266 for the three months ended December 31, 2012 and 2013, respectively, and $536 and $1,056 for the year ended December 31, 2012 and 2013, respectively

(3)
includes share-based compensation of $384 and $566 for the three months ended December 31, 2012 and 2013, respectively, and $1,225 and $2,067 for the year ended December 31, 2012 and 2013, respectively

BOX SHIPS INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars)

	December 31, 2012	December 31, 2013
ASSETS
Cash and restricted cash (current and non-current)	17,141	24,512
Other current assets	6,697	7,189
Vessels and other fixed assets, net and other non-current assets	421,226	397,905

Total Assets	445,064	429,606

LIABILITIES AND STOCKHOLDERS' EQUITY
Total debt (1)	216,250	179,550
Total other liabilities	8,035	5,337
Total stockholders' equity	220,779	244,719

Total Liabilities and Stockholders' Equity	445,064	429,606

Footnotes:

(1)	Refer to Liquidity section, above